Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated August 18, 2021 to

Prospectus dated May 12, 2020

Registration Statement Nos. 333-238189, 333-238189-01, 333-238189-02 and 333-238189-03

Aon Corporation and Aon Global Holdings plc

PRICING TERM SHEET

Terms Applicable to the Notes

Issuers:	Aon Corporation and Aon Global Holdings plc

Guarantors:	Aon plc and Aon Global Limited

Offering Format:	SEC Registered

Expected Ratings*:	Moody’s Investors Service: Baa2 Standard & Poor’s: A- Fitch: BBB+

Ranking:	Senior Unsecured

Trade Date:	August 18, 2021

Settlement Date (T+3)**:	August 23, 2021

Denominations:	$2,000 and multiples of $1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Credit Suisse Securities (USA) LLC

Co-Managers:	ANZ Securities, Inc. Aon Securities LLC nabSecurities, LLC Scotia Capital (USA) Inc. UniCredit Capital Markets LLC

Conflicts:	Aon Securities LLC is an indirect wholly owned subsidiary of Aon Corporation. This offering is subject to, and will be conducted in compliance with, the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm distributing the securities of an affiliate.

Terms Applicable to

$400,000,000 2.050% SENIOR NOTES DUE 2031

(the “2031 Notes”)

Principal Amount:	$400,000,000

Maturity Date:	August 23, 2031

Reference Treasury:	UST 1.250% due August 15, 2031

Reference Treasury Price and Yield:	99-22+; 1.282%

Reoffer Spread to Reference Treasury:	+ 80 bps

Re-offer Yield:	2.082%

Coupon:	2.050%

Interest Payment Dates:	Semi-annually in arrears on February 23 and August 23, beginning on February 23, 2022

Price to Public:	99.712%

Proceeds to Issuers (before expenses and underwriting discount):	$398,848,000

CUSIP / ISIN:	03740L AA0 / US03740LAA08

Optional Redemption:

At any time and from time to time prior to May 23, 2031 (the “2031 Par Call Date”), the Issuers may at their option redeem all or some of the 2031 Notes at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2031 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date) from the redemption date to the 2031 Par Call Date, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement), plus 15 basis points, plus accrued and unpaid interest on the principal amount of the 2031 Notes being redeemed to but excluding the redemption date.

At any time and from time to time on or after the 2031 Par Call Date, the Issuers may at their option redeem all or some of the 2031 Notes at a redemption price equal to 100% of the principal amount of the 2031 Notes to be redeemed, plus accrued and unpaid interest on the principal amount of the 2031 Notes being redeemed to but excluding the redemption date.

See “Description of the Securities—Optional Redemption” and “Description of the Securities—Optional Tax Redemption” in the preliminary prospectus supplement for more information.

Terms Applicable to

$600,000,000 2.900% SENIOR NOTES DUE 2051

the (“2051 Notes”)

Principal Amount:	$600,000,000

Maturity Date:	August 23, 2051

Reference Treasury:	UST 2.375% due May 15, 2051

Reference Treasury Price and Yield:	110-09+; 1.919%

Reoffer Spread to Reference Treasury:	+ 100 bps

Re-offer Yield:	2.919%

Coupon:	2.900%

Interest Payment Dates:	Semi-annually in arrears on February 23 and August 23, beginning on February 23, 2022

Price to Public:	99.622%

Proceeds to Issuers (before expenses and underwriting discount):	$597,732,000

CUSIP / ISIN:	03740L AB8 / US03740LAB80

Optional Redemption:

At any time and from time to time prior to February 23, 2051 (the “2051 Par Call Date”), the Issuers may at their option redeem all or some of the 2051 Notes at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2051 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date) from the redemption date to the 2051 Par Call Date, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement), plus 15 basis points, plus accrued and unpaid interest on the principal amount of the 2051 Notes being redeemed to but excluding the redemption date.

At any time and from time to time on or after the 2051 Par Call Date, the Issuers may at their option redeem all or some of the 2051 Notes at a redemption price equal to 100% of the principal amount of the 2051 Notes to be redeemed, plus accrued and unpaid interest on the principal amount of the 2051 Notes being redeemed to but excluding the redemption date.

See “Description of the Securities—Optional Redemption” and “Description of the Securities—Optional Tax Redemption” in the preliminary prospectus supplement for more information.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

** Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The issuers and the guarantors have filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers, the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. by telephone toll-free at 1-800-831-9146, HSBC Securities (USA) Inc. by telephone toll-free at 1-866-811-8049, Morgan Stanley & Co. LLC by telephone toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC by telephone toll-free at 1-800-645-3751.

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